

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2011

<u>Via E-mail</u>
Jeff P. Bennett
Vice President – Legal, Interim General Counsel and Secretary
YRC Worldwide Inc.
10990 Roe Avenue
Overland Park, KS 66211

> **Re: YRC Worldwide Inc.**
> **Registration Statement on Form S-1**
> **Filed September 23, 2011**
> **File No. 333-176971**

Dear Mr. Bennett:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement Cover Page

1. Refer to footnote 5 to the fee table. It appears you are relying upon Securities Act Rule 416 to register an indeterminate number of shares of common stock as may be required because of "any liquidation preference." Please provide us with your analysis that Rule 416 may be relied upon in this manner or revise to clarify that the anti-dilution provisions will only consist of what is specifically permitted by Rule 416.

Summary, page 1

2. Please revise the opening paragraphs of the summary to disclose your net losses for the three most recent fiscal years and interim period and disclose that your auditor has expressed substantial doubt about your ability to continue as a going concern.

Exhibit 5.1

3. Please have counsel revise its opinion to limit assumption (iv) on page 2 to securities that have not yet been issued.

4. Purchasers in the offering are entitled to rely on the legality opinion. Please have counsel revise the last paragraph on page 5 accordingly. Please have counsel revise Exhibits 5.2, 5.3, 5.4, 5.7, and 5.8 in this manner as well.

Exhibit 5.3

5. Refer to assumption (ii) on page 2. Please have counsel remove the qualifier "provided we have no knowledge to the contrary" or explain why this is an appropriate qualification.

6. The legality opinion should speak as of the date of effectiveness. Please have counsel revise assumption (vi) and Opinion 1 accordingly.

7. Please have counsel remove assumption (vii) on page 3. Counsel may rely on the Officer's Certificate as to facts but it is not appropriate to assume those facts that are readily ascertainable.

8. Counsel is responsible for reviewing any documents that it believes are necessary to render its opinion. Please have counsel remove assumption (viii) or explain why this assumption is appropriate.

9. In this regard, please have counsel remove the qualification from Opinion 1. Please have counsel revise Opinion 1 in Exhibit 5.4 and Limitation A in Exhibit 5.7 in this manner as well.

10. Please have counsel revise Opinions 1 to 3 to the extent that the guarantee of the Guarantor has already been executed and delivered.

11. Please have counsel tell us why it is appropriate to exclude from the opinion the effects of tax laws and laws and regulations concerning filing and notice requirements that may affect the determination you are in good standing.   Please have counsel explain the similar limitation on tax laws and regulations in Exhibit 5.6.

Exhibit 5.5

12. The legality opinion should speak as of the date of effectiveness. Please have counsel revise the second to last paragraph on page 4 accordingly or confirm that counsel will refile the opinion on the date of effectiveness.   Please have counsel revise Exhibits 5.6, 5.7, and 5.8 in this manner as well.

Jeff P. Bennett
YRC Worldwide Inc.
October 19, 2011
Page 3

Exhibit 5.7

    13. It is not appropriate to assume that there has not been a change in the law affecting the validity or enforceability of the Notes, prior to effectiveness. Please have counsel revise assumption (ii) on page 3 accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3324 with any questions you may have.

        Sincerely,

        /s/ John Stickel

        John Stickel
        Attorney-Advisor